# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### September 29, 2016

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### IDEXX Laboratories, Inc.

### File No. 0-19271 - CF#33996

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      IDEXX Laboratories, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on July 23, 2010.

      Based on representations by IDEXX Laboratories, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

          Exhibit 10.1          through July 23, 2018

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


          Brent J. Fields
          Secretary